UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DITECH HOLDING CORP

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25501G105

(CUSIP Number)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 962,455.7 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 962,455.7 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,455.7 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5% (2)*
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Solely in its capacity as the duly appointed investment manager of certain funds and accounts (the “Manager Entities”).
(2)	All calculations of beneficial ownership are based on (i) a total of 4,252,500 outstanding Shares of the Issuer and (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in Exhibit 3.1 to its Form 8-K/A filed with the SEC on February 13, 2018). The Reporting Person’s shares are comprised of 962,455.7 Shares that may be received upon conversion of 8,371 shares of Mandatorily Convertible Preferred Stock. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Person is treated as converted for the purpose of computing the deemed beneficial ownership percentage of the Reporting Person.

The Reporting Person’s beneficial ownership, as calculated in accordance with the SEC rules, is approximately 18.5%, but this percentage does not accurately reflect the voting power of the Reporting Person. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Person’s actual voting power is approximately 6.1% based on the holdings reported herein.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 962,455.7 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 962,455.7 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,455.7 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.
(2)	All calculations of beneficial ownership are based on (i) a total of 4,252,500 outstanding Shares of the Issuer and (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in Exhibit 3.1 to its Form 8-K/A filed with the SEC on February 13, 2018). The Reporting Person’s shares are comprised of 962,455.7 Shares that may be received upon conversion of 8,371 shares of Mandatorily Convertible Preferred Stock. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Person is treated as converted for the purpose of computing the deemed beneficial ownership percentage of the Reporting Person.

The Reporting Person’s beneficial ownership, as calculated in accordance with the SEC rules, is approximately 18.5%, but this percentage does not accurately reflect the voting power of the Reporting Person. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Person’s actual voting power is approximately 6.1% based on the holdings reported herein.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 962,455.7 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 962,455.7 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,455.7 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.
(2)	All calculations of beneficial ownership are based on (i) a total of 4,252,500 outstanding Shares of the Issuer and (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in Exhibit 3.1 to its Form 8-K/A filed with the SEC on February 13, 2018). The Reporting Person’s shares are comprised of 962,455.7 Shares that may be received upon conversion of 8,371 shares of Mandatorily Convertible Preferred Stock. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Person is treated as converted for the purpose of computing the deemed beneficial ownership percentage of the Reporting Person.

The Reporting Person’s beneficial ownership, as calculated in accordance with the SEC rules, is approximately 18.5%, but this percentage does not accurately reflect the voting power of the Reporting Person. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Person’s actual voting power is approximately 6.1% based on the holdings reported herein.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 962,455.7 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 962,455.7 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,455.7 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.
(2)	All calculations of beneficial ownership are based on (i) a total of 4,252,500 outstanding Shares of the Issuer and (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in Exhibit 3.1 to its Form 8-K/A filed with the SEC on February 13, 2018). The Reporting Person’s shares are comprised of 962,455.7 Shares that may be received upon conversion of 8,371 shares of Mandatorily Convertible Preferred Stock. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Person is treated as converted for the purpose of computing the deemed beneficial ownership percentage of the Reporting Person.

The Reporting Person’s beneficial ownership, as calculated in accordance with the SEC rules, is approximately 18.5%, but this percentage does not accurately reflect the voting power of the Reporting Person. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Person’s actual voting power is approximately 6.1% based on the holdings reported herein.

Item 1.

(a)	Name of Issuer

DITECH HOLDING CORP

(b)	Address of Issuer’s Principal Executive Offices

1100 Virginia Drive, Suite 100. Fort Washington, Pennsylvania 19034

Item 2.

(a)	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the duly appointed investment manager of the Managed Entities;

2.	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), solely in its capacity as the general partner of Management;

3.	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), solely in its capacity as the managing member of Holdings, Inc.

4.	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), solely in its capacity as the duly elected manager of OCG.

(b)	Address of the Principal Office or, if none, residence

The address of the principal business office of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071,

(c)	Citizenship

Management Holdings, Inc. OCG OCGH GP	Delaware Delaware Delaware Delaware

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Shares”).

(e)	CUSIP Number

25501G105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Management, in its capacity as the duly appointed investment manager of the Managed Entities, has the ability to direct the management of the Managed Entities, including the power to direct the decisions of the Managed Entities regarding the vote and disposition of securities held by the Managed Entities; therefore, Management may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by the Managed Entities; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by the Managed Entities; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Managed Entities; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Senior Vice President